HEMPITECTURE INC.

Annual Report (Fiscal Year 2025)

I. Business Narrative & 2025 Progress

In 2025, Hempitecture Inc. achieved critical milestones in manufacturing capacity, market presence, and strategic infrastructure. Following the successful closing of our Wefunder campaign in April 2025, the Company deployed capital directly into our primary equipment line at our Jerome, Idaho facility. These investments led to significantly increased throughput and the addition of a dedicated fiber treatment line, enhancing our vertical integration and quality control.

Parallel to manufacturing advancements, the Company prioritized its commercial reach. We implemented substantial improvements to our Direct-to-Consumer (DTC) online platform, optimizing the digital customer journey and fulfillment logistics. Our physical distribution footprint also expanded, supported by an increase in marketing assets and enhanced brand visibility across the building science and architectural communities.

All strategic initiatives in 2025—from equipment upgrades to brand positioning—were geared toward the rigorous preparation for a full code-compliant product launch in 2026. This launch is expected to solidify Hempitecture's role as the standard-bearer for sustainable, high-performance building insulation in North America.

II. Condensed Financial Data (Unaudited)

Balance Sheet (As of Dec 31, 2025)

Description	Amount (USD)
Total Current Assets	$871,579.75
Total Fixed Assets	$4,195,228.72
Total Assets	$7,216,758.55
Total Liabilities	$3,546,050.90
Total Equity	$3,670,707.65

Profit and Loss (Jan - Dec 2025)

Description	Amount (USD)
Total Revenue	$1,814,771.58

Description	Amount (USD)
Gross Profit	($315,344.07)
Total Operating Expenses	$573,154.66
Net Other Income	$21,509.80
Net Income	($866,988.93)

III. Certification & Signature

I, Thomas Gibbons, certify that the financial statements of Hempitecture Inc. included in this report are true and complete in all material respects.

Thomas Gibbons
Chief Innovation Officer (CIO)